FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Result of AGM

11 April 2025

Results of Annual General Meeting held on 11 April 2025

AstraZeneca PLC announced the results of the voting at its Annual General Meeting (AGM) today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote. Resolutions 9 - 12 were passed as special resolutions; all other resolutions were passed as ordinary resolutions.

	Resolution	Votes for	% of votes cast	Votes against	% of votes cast	Votes cast in total	Total votes cast as a % of issued share capital	Votes withheld
1	To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2024	1,192,725,049	99.89	1,302,321	0.11	1,194,027,370	77.00	3,895,442
2	To confirm the 2024 interim dividends	1,195,017,493	99.91	1,103,545	0.09	1,196,121,038	77.14	1,801,779
3	To re-appoint PricewaterhouseCoopers LLP as Auditor	1,188,274,693	99.35	7,772,140	0.65	1,196,046,833	77.13	1,875,089
4	To authorise the Directors to agree the remuneration of the Auditor	1,194,967,897	99.91	1,035,521	0.09	1,196,003,418	77.13	1,919,068
5a	To re-elect Michel Demaré as a Director	1,192,597,854	99.72	3,348,956	0.28	1,195,946,810	77.13	1,975,799
5b	To re-elect Pascal Soriot as a Director	1,194,161,249	99.85	1,828,809	0.15	1,195,990,058	77.13	1,932,568
5c	To re-elect Aradhana Sarin as a Director	1,193,240,137	99.77	2,730,661	0.23	1,195,970,798	77.13	1,951,782
5d	To re-elect Philip Broadley as a Director	1,192,344,687	99.70	3,578,792	0.30	1,195,923,479	77.12	1,999,129
5e	To re-elect Euan Ashley as a Director	1,193,753,030	99.82	2,163,488	0.18	1,195,916,518	77.12	2,006,023
5f	To elect Birgit Conix as a Director	1,195,603,172	99.97	315,680	0.03	1,195,918,852	77.12	2,003,690
5g	To elect Rene Haas as a Director	1,173,872,808	98.16	22,033,446	1.84	1,195,906,254	77.12	2,016,215
5h	To elect Karen Knudsen as a Director	1,195,604,027	99.97	301,466	0.03	1,195,905,493	77.12	2,017,116
5i	To re-elect Diana Layfield as a Director	1,195,604,497	99.97	300,003	0.03	1,195,904,500	77.12	2,018,109
5j	To re-elect Anna Manz as a Director	1,194,823,605	99.91	1,048,387	0.09	1,195,871,992	77.12	2,050,618
5k	To re-elect Sheri McCoy as a Director	1,149,796,685	96.15	46,101,055	3.85	1,195,897,740	77.12	2,024,865
5l	To re-elect Tony Mok as a Director	1,195,574,262	99.97	310,802	0.03	1,195,885,064	77.12	2,037,477
5m	To re-elect Nazneen Rahman as a Director	1,193,299,249	99.79	2,566,024	0.21	1,195,865,273	77.12	2,057,343
5n	To re-elect Marcus Wallenberg as a Director	980,843,680	83.11	199,351,215	16.89	1,180,194,895	76.11	17,727,254
6	To approve the annual statement of the Chair of the Remuneration Committee and the Annual Report on Remuneration for the year ended 31 December 2024	1,152,784,239	96.40	43,097,131	3.60	1,195,881,370	77.12	2,041,421
7	To authorise limited political donations	1,152,744,556	96.90	36,841,029	3.10	1,189,585,585	76.72	8,336,892
8	To authorise the Directors to allot shares	1,108,802,235	92.72	87,039,743	7.28	1,195,841,978	77.12	2,080,506
9	To authorise the Directors to disapply pre-emption rights	1,057,501,935	88.45	138,089,003	11.55	1,195,590,938	77.10	2,331,672
10	To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments	1,011,405,311	84.89	179,961,211	15.11	1,191,366,522	76.83	6,556,062
11	To authorise the Company to purchase its own shares	1,186,436,265	99.24	9,028,112	0.76	1,195,464,377	77.10	2,458,408
12	To reduce the notice period for general meetings	1,109,717,539	92.81	85,989,258	7.19	1,195,706,797	77.11	2,216,021

Deborah DiSanzo and Andreas Rummelt retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, they will receive their pro-rata entitlement to non-executive director fees for the month of April 2025. No other remuneration payment or payment for loss of office will be made.

A copy of the resolutions passed at the AGM (other than resolutions concerning ordinary business) has been submitted to the National Storage Mechanism for publication, and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Issued capital

As at 9 April 2025, the number of issued shares of the Company was 1,550,636,615 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 April 2025

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary